UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-127967-01
Hyundai Auto Receivables Trust 2006-A
(Hyundai ABS Funding Corporation)

(Exact Name of Registrant as Specified in Charter)
10550 Talbert Avenue, Fountain Valley, California 92708 (714) 594-1579

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Hyundai Auto Receivables Trust 2006-A: Class A-1 Notes, Class A-2 Notes, Class A-3 Notes, Class A-
4 Notes, Class B Notes, Class C Notes, Class D Notes

Title of Each Class of Securities Covered by this Form
none

Titles of All Other Classes of Securities for Which a Duty to File Reports Under Section 13(a) or 15(d) Remains

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☑

Approximate Number of Holders of Record as of the Certification or Notice Date: 69

Pursuant to the requirements of the Securities Exchange Act of 1934, Hyundai Auto Receivables Trust 2006-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Hyundai Auto Receivables Trust 2006-A

	By:	Hyundai ABS Funding Corporation

Date: January 25, 2007	By:	/s/ Min Sok Randy Park

Min Sok Randy Park, Vice President & Secretary